UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number 001-38716

GAMIDA CELL LTD.

(Translation of registrant’s name into English)

5 Nahum Heftsadie Street

Givaat Shaul, Jerusalem 91340 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 17, 2021, Gamida Cell Ltd. (the “Company”) held its annual general meeting of shareholders (the “Meeting”). An aggregate of 32,235,886 ordinary shares, or 54.36% of the Company’s 59,298,846 total outstanding voting shares as of October 18, 2021, the record date for the Meeting, were present or voted at the Meeting, constituting a quorum. The following is a summary of the proposals and the voting results of the Meeting; all proposals received the requisite level of approval by shareholders. A more complete and detailed description of each proposal is set out in the Proxy Statement, which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on October 12, 2021.

1. The Company’s shareholders elected each of Mr. Robert I. Blum, Dr. Julian Adams and Mr. Ofer Gonen to serve as a Class III director of the Company, and to hold office until the close of business of the annual general meeting of shareholders to be held in 2024 and until their successors are duly elected and qualified, or until such individual’s earlier resignation or retirement, pursuant to the following final voting results:

Director	For	Against	Abstain	Broker Non-Vote
Mr. Robert I. Blum	31,166,574	1,033,429	35,883	0
Dr. Julian Adams	31,348,661	862,300	24,925	0
Mr. Ofer Gonen	31,318,253	882,600	35,033	0

2. The Company’s shareholders approved an amendment to the terms of office and employment of the Company’s Chief Executive Officer (and a member of the board of directors), Dr. Julian Adams pursuant to the following final voting results:

For	Against	Abstain	Broker Non-Vote
26,926,480	5,272,453	36,953	0

3. The Company’s shareholders approved amendments to the Company’s indemnification agreements for directors and executive officers, pursuant to the following final voting results:

For	Against	Abstain	Broker Non-Vote
27,085,858	1,374,901	3,722,768	0

4. The Company’s shareholders approved an amendment of the Company’s 2017 Share Incentive Plan, pursuant to the following final voting results:

For	Against	Abstain	Broker Non-Vote
16,256,296	15,847,385	132,205	0

5. The Company’s shareholders approved amendments to the Company’s amended and restated articles of association, pursuant to the following final voting results:

For	Against	Abstain	Broker Non-Vote
26,482,840	5,451,202	301,844	0

6. The Company’s shareholders approved an amendment to the compensation terms for members of the board of directors, pursuant to the following final voting results:

For	Against	Abstain	Broker Non-Vote
30,756,604	1,343,331	135,951	0

7. The Company’s shareholders approved the reappointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending December 31, 2021, and its service until the annual general meeting of shareholders to be held in 2022, pursuant to the following final voting results:

For	Against	Abstain	Broker Non-Vote
31,737,462	51,026	447,398	0

As required by Israeli law, proposal 3 was also approved by shareholders holding a majority of the ordinary shares voted on such proposals (excluding abstentions) who affirmatively confirmed that they were non-controlling shareholders and did not have a personal interest in such proposal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

November 18, 2021	By:	/s/ Julian Adams
Julian Adams
Chief Executive Officer

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